File 82-2783

07023067

SUPPL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation Announces $15 Million Financing to Secure Timely Delivery of Mine Equipment

Vancouver, B.C., April 23, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce the engagement of Jennings Capital Inc. (the "Agents") in connection with a private placement to be carried out on a best efforts Agency basis, of up to 20,000,000 Units of the Company to qualified investors at a price of $0.75 per Unit (the "Offering"), for gross proceeds of up to $15,000,000. The Offering is scheduled to close no later than May 23, 2007, or such other date as agreed to between the Company and the Agents (the "Closing Date"). Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share for a period of eighteen months from the Closing Date, subject to the Company's right to accelerate the expiry date as described below. The Company has the right, but not the obligation, to include up to $2.0 million in orders on a President's list. The Company will pay a 7% cash commission (3.5% on the President's List) to the Agents and issue to the Agents warrants (the "Broker Warrants") entitling them to purchase that number of common shares of the Company as is equal to 7% (3.5% on the President's List) of the number of Units sold under the Offering. The Agents have the option, exercisable at any time up to 48 hours prior to the Closing Date, to increase the size of the Offering by up to an additional 3,333,333 Units for additional aggregate proceeds of up to $2,500,000. The Offering is subject to regulatory approval.

The securities issued pursuant to the Offering are subject to a 4 month hold period. If, at any time following the expiry of the hold period, the 10 day weighted average trading price of the Company's common shares on the Toronto Stock Exchange for any 10 consecutive trading days is $1.75 or more, the Company may give notice to the holders of the Warrants and Broker Warrants that the expiry date for exercise of the Warrants and Broker Warrants has been accelerated, in which case the Warrants and Broker Warrants will expire on the twentieth business day following the date of such notice.

The common shares and warrants that will be issued in connection with this private placement will not be registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

Due to long lead-time delivery dates of key mine equipment, the Company's feasibility study managers and engineers have advised the Company of the necessity to advance purchase certain mine equipment, including key millsite components, in order to avoid potential construction and start-up delays. Proceeds from the private placement are intended to be used on the Company's 100% owned Idaho Cobalt Project for the purposes of down payments on such long lead-time items for the construction of the Idaho Cobalt Project, for working capital facility for the precious metals refinery, and for general working capital.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the advanced mine permitting and bankable feasibility stages of development. The U.S.A. is a key world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

Cont...

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

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The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURIITES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

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